Exhibit 99.1

Scotiabank completes acquisition of Jarislowsky, Fraser Limited

TORONTO, May 1, 2018 /CNW/ - Scotiabank announced today that it has completed the acquisition of Jarislowsky, Fraser Limited, one of Canada's leading independent investment firms.

The addition of Jarislowsky Fraser brings approximately $40 billion in assets under management to Scotiabank's Canadian Asset Management business. The completed acquisition creates the third-largest Canadian active asset manager with $166 billion in assets under management (as of December 31, 2017).

"Jarislowsky Fraser is not only an iconic brand with a long history of investment excellence, but it is highly complementary to our existing wealth management platform," said Glen Gowland, Senior Vice President and Head, Asset Management at Scotiabank. "This allows us to extend our institutional footprint and further diversify and grow our global wealth management business, to better serve even more institutional investors and high net worth families."

"We are excited to combine the strength of one of Canada's leading financial institutions with Jarislowsky Fraser. We look forward to continuing to serve our clients and delivering outstanding investment management services to meet their needs," said Pierre Lapointe, President, Jarislowsky, Fraser Limited.  "In addition, Scotiabank's platform will enhance Jarislowsky Fraser's ability to expand our investment management capabilities and capacity to deliver additional banking, estate, and trust services to meet the needs of our clientele."

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

About Jarislowsky, Fraser Limited
Jarislowsky, Fraser Limited is one of Canada's leading investment management firms. Founded in 1955 as a research boutique, Jarislowsky Fraser today manages the portfolios of pension funds, foundations and endowments, corporations and individuals in Canada, the United States and internationally — representing nearly $40 billion in assets under management. Its investment philosophy and low-risk approach are built on a foundation of time-tested conservative principles and more than 60 years of fundamental research. Jarislowsky Fraser's history and culture are rooted in investment stewardship, which is expressed through an adherence to high-quality investing, a long-term investment horizon and the advancement of good governance and sustainable investing. For more information, please visit www.jflglobal.com.

SOURCE Scotiabank

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For further information: For investor enquiries only: Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, Adam.Borgatti@scotiabank.com; For media enquiries only: Alexandra Mathias, Canadian Banking Communications, (416) 933-8802, alexandra.mathias@scotiabank.com

CO: Scotiabank

CNW 15:09e 02-MAY-18